Exhibit (a)(5)


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November 28, 2001



TO:            UNIT HOLDERS OF FJS PROPERTIES FUND I, L.P.

SUBJECT:       OFFER TO PURCHASE UNITS BY MACKENZIE PATTERSON, INC. AFFILIATES

Dear Unit Holder:

The offer by MacKenzie Patterson affiliates to purchase up to 2,500 Units of limited partnership interest in FJS Properties Fund I, L.P. for a price of $105 per Unit in cash has been extended to December 31, 2001.

The General Partner has recommended you reject our offer on the grounds that the offer price is "less than the Subject Company's reasonable valuation of the current value of the Units." We would like to highlight certain important facts to consider as you compare our offer price and the General Partner's estimated "value" of the Units.

1) The GP cites an appraisal done in 1994, a recent appraisal ordered by the Managing Agent, and an offer to buy the property from the Managing Agent to arrive at a current value for the property of $7.2 million. The 1994 appraisal value was $7.5 million indicating that the property has declined in value since then.

2) The property's Net Operating Income reported for the mos recent quarter was negative resulting from a decline in rental income and an increase in operating expenses.

3) The GP has focused on the value of the partnership's property, which is not necessarily the market value of the Units. Illiquid partnership units typically trade at a significant discount to full liquidation value due to the uncertainty of liquidation timing. The General Partner has provided no estimated liquidation date and there can be no assurance as to when any liquidation proceeds might be distributed or the amount of any proceeds available for distribution to limited partners.

4) The Managing Agent is pursuing an 80% equity interest in the General Partner from the bankruptcy court which the GP notes may result in potential conflicts of interest with Limited Partners, especially as the Managing Agent is both managing the property and seeking to buy the property from the partnership.

5) The GP notes that our tender offer may give the lender the right to accelerate payoff of the 9.75% interest rate mortgage loan, but does not express an opinion as to whether the lender is likely to exercise its right to accelerate a loan that currently bears interest well in excess of market rates. The GP also fails to indicate whether or not acceleration relieves the partnership of pre-payment penalties it would have to pay if it voluntarily prepaid the loan, and whether, as a result, the acceleration would have any adverse effect on the Partnership.

We believe our offer price fairly reflects these issues and risks. This is what we do. Our offer simply affords owners an opportunity to turn their interests into CASH NOW and at the same time eliminate the annual inconvenience and expense of waiting for the K-1 to file tax returns. Certainly, you can choose not to accept our limited offer but if you wish to accept, do so promptly as the extended offer closes December 31, 2001.

MACKENZIE PATTERSON , INC.